Exhibit 99.1

Apollomics Announces Updated Strategic Focus and Leadership Team Changes

Focus on vebreltinib study enrollment for non-small cell lung cancer (NSCLC) patients with Met Amplification mutations targets greatest unmet medical need

FOSTER CITY, CALIF. – July 3, 2024 (GLOBE NEWSWIRE) – Apollomics Inc. (Nasdaq: APLM) (“Apollomics” or the “Company”), a late-stage clinical biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, announced today an updated strategic focus for the clinical development of vebreltinib by focusing on NSCLC patients with Met Amplification, as well as changes to its executive leadership team.

“We believe that the target selectivity and efficacy of vebreltinib against multiple tumor types demonstrates its high potential to treat a range of MET-altered tumors,” said Guo-Liang Yu, Ph.D., Chairman and Chief Executive Officer of Apollomics. “By focusing on the patient population with the greatest unmet medical need that can be addressed by MET inhibition, we will be applying our resources in the most efficient manner as we generate additional clinical data for support of regulatory submissions. Accordingly, our SPARTA Phase 2 clinical trial will continue to enroll NSCLC patients with Met amplification. We will continue to follow the currently enrolled patients in the ongoing SPARTA study with solid tumors with MET alterations, which include those with Met Exon 14 skipping mutations and those treated with combination therapy with EGFR inhibitors, to support vebreltinib safety and efficacy across multiple indications. We look forward to providing data updates in 2024 and in 2025.”

As a result of the updated strategic focus, and aligned with the Company’s resource needs going forward, Sanjeev Redkar, Ph.D., Company co-founder and President, and Peony Yu, M.D., Chief Medical Officer, are expected to transition to consulting roles in August. “Since founding Apollomics with me over eight years ago, Sanjeev has been my strategic partner as well as a good friend,” said Dr. Guo-Liang Yu. “Peony has successfully and creatively overcome many challenges in navigating our clinical programs, especially in vebreltinib clinical development. The clinical and regulatory progress built on the breadth and depth of our patient data with vebreltinib is due in large part to her strategic and operational leadership. I appreciate both of their support for our cost reduction plan, and their willingness to continue to provide their insights in the future as advisors. I also wish them both well in their future endeavors,” continued Dr. Guo-Liang Yu.

Apollomics expects to achieve significant reductions in ongoing operating expenses due to the focus on enrolling new patients with Met Amplification in the SPARTA study and other cost reductions in the SPARTA operations, completion of the uproleselan Phase 3 bridging study in China, and the departure of the two executive officers as well as other employees. “On behalf of the Board of Directors, I would like to thank all of our employees for their efforts over the years towards the success of Apollomics,” concluded Dr. Guo-Liang Yu.

As a result of the focus on Met Amplification and the cost reduction measures, as offset by severance and certain wind-down expenses, Apollomics now expects that its current capital resources will fund planned operations into the third quarter of 2025. In addition, after payment of these severance and wind-down expenses, the Company believes that its ongoing operational expenses will be reduced by over 50%.

About vebreltinib (APL-101)

Vebreltinib is a potent, small molecule, orally bioavailable and highly selective c-MET inhibitor. It works by inhibiting the aberrant activation of the HGF/c-MET axis, a key pathway involved in tumor growth, proliferation, and the development of resistance to certain targeted therapies such as osimertinib. By targeting c-MET dysregulation, vebreltinib has demonstrated strong tumor inhibitory effect in a variety of preclinical c-MET dysregulated human gastric, hepatic, pancreatic and lung cancer xenograft animal models and patient-derived xenograft models (PDX).

Details on the Phase 1/2 SPARTA global clinical trial can be found on clinicaltrials.gov: NCT03175224. Apollomics is developing vebreltinib as single-agent cancer therapy in a variety of tumor types and actively assessing the potential of vebreltinib in combination with novel therapies. Vebreltinib recently received conditional approval from the National Medical Products Administration (NMPA) of China and is currently under clinical investigation and not approved for any use in any other regions in the world

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics’ lead programs include its core product, vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States, and uproleselan (APL-106), a specific E-Selectin antagonist that has the potential to be used adjunctively with standard chemotherapy to treat acute myeloid leukemia and other hematologic cancers, which is currently in Phase 1 and Phase 3 clinical trials in China. For more information, please visit www.apollomicsinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding the Company’s strategy, prospects, plans and objectives are forward-looking statements, including statements about the Company’s updated strategic focus and ability to effect cost reductions. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Apollomics cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Apollomics. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including: (i) the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; (ii) the inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (iii) the failure to commercialize product candidates and achieve market acceptance of such product candidates; (iv) the failure to protect Apollomics’ intellectual property; (v) breaches in data security; (vi) the risk that Apollomics may not be able to develop and maintain effective internal controls; (vii) unfavorable changes to the regulatory environment; and (viii) those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2023, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by the Company with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov. Forward-looking statements speak only as of the date made by the Company. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

Investor Contact:

Eric Ribner

LifeSci Advisors, LLC

(646) 751-4363

eric@lifesciadvisors.com